ENERGY EXPLORATION TECHNOLOGIES INC

As at and for three months ended March 31, 2008

ENERGY EXPLORATION TECHNOLOGIES INC
Consolidated Balance Sheets
(Unaudited) (Expressed in Canadian dollars except share data)

	March 31, 2008	December 31, 2007
Assets
Current assets:
Cash and cash equivalents	$1,135,981	$1,988,296
Short term investments	6,107,950	5,594,780
Accounts receivable	1,416,137	897,423
Work-in-progress	142,281	-
Prepaid expenses and other	152,199	122,291
	8,954,548	8,602,790
Oil and natural gas properties	34,242	35,585
Other property and equipment	488,457	504,160
	$9,477,247	$9,142,535
Liabilities and Shareholders' Equity
Current liabilities:
Trade payables	$352,323	$516,232
Other accrued liabilities [note 4]	233,500	328,511
Unearned revenue	3,453,411	2,232,469
Current portion of capital lease obligation	10,684	10,684
Convertible debentures [note 6]	-	178,540
	4,049,918	3,266,436
Long term liabilities:
Capital lease obligation	30,366	32,140
	4,080,284	3,298,576
Future operations [note 1]
Shareholders' equity:
Preferred shares:- authorized unlimited
Issued: 10,000,000	3,489,000	3,489,000
Common shares: - authorized unlimited
Issued: 29,912,586 shares issued as of March 31, 2008 (December 31, 2007 - 29,713,381)
[note 5]	50,503,565	50,329,611
Contributed capital	3,507,134	3,416,207
Deficit	(52,273,756)	(51,561,879)
Accumulated other comprehensive income	171,020	171,020
	5,396,963	5,843,959
	$9,477,247	$9,142,535

Subsequent events [notes 8 and 12]
Commitments and contingencies [note 10]

Signed "George Liszicasz" Director

Signed "Charles Selby" Director

The accompanying notes to these consolidated financial statements are an integral part of these consolidated balance sheets.

     ENERGY EXPLORATION TECHNOLOGIES INC
Consolidated Statements of Loss
(Unaudited) (Expressed in Canadian dollars except share data)

	For the three months ended March 31,
	2008	2007
Revenue
Oil and natural gas revenue	$6,583	$11,206
Expense
Oil and natural gas operating expenses	550	996
Administrative	780,943	739,236
Depletion and impairment of oil and natural gas properties	2,852	5,503
Amortization and depreciation	37,304	20,133
	821,649	765,868
	(815,066)	(754,662)
Other expense
Interest income	(71,108)	(16,111)
Interest on convertible debentures [note 6]	-	144,051
Gain on foreign exchange	(32,081)	(1,721)
	(103,189)	126,219
Net loss	$(711,877)	$(880,881)
Net loss per share [note 5]
Basic and diluted	$(0.02)	$(0.03)

The accompanying notes to these consolidated financial statements are an integral part of these consolidated statements of loss.

ENERGY EXPLORATION TECHNOLOGIES INC
Consolidated Statements of Cash Flow
(Unaudited) (Expressed in Canadian dollars)

	For the three months ended March 31,
	2008	2007
Operating activities
Net loss	$(711,877)	$(880,881)
Amortization and depreciation of other property and equipment	37,304	20,133
Depletion and impairment of oil and natural gas properties	2,852	5,503
Costs settled by issuance of warrants or options	136,884	168,098
Non-cash interest expense convertible debenture	-	144,051
Non-cash expense note payable	-	3,675
Changes in non-cash working capital
Accounts receivable	(518,714)	(568,392)
Work-in-progress	(142,281)	(169,772)
Prepaid expenses	(29,908)	(9,378)
Unearned revenue	1,220,942	1,727,429
Trade payables	(163,909)	45,666
Other accrued liabilities	(50,615)	(106,807)
Net cash generated (used) by operating activities	(219,322)	379,325
Financing activities
Repayment of note payable	-	(34,941)
Repayment of capital lease	(1,774)	-
Repayment of registration penalty	(178,540)	-
Raised through the exercise of options and warrants	83,601	11,657
Net cash generated (used) by financing activities	(96,713)	(23,284)
Investing activities
Invested in other property and equipment	(21,601)	(59,044)
Invested in oil and natural gas properties	(1,509)	(856)
Proceeds on sale of oil and gas properties	-	35,000
Decrease (increase) in short term investments	(513,170)	1,165,400
Net cash generated (used) by investing	(536,280)	1,140,500
Net cash inflow (outflow)	(852,315)	1,496,541
Cash and cash equivalents, beginning of period	1,988,296	992,615
Cash and cash equivalents, end of period	$1,135,981	$2,489,156
Cash interest paid	$896	$3,675

The accompanying notes to these consolidated financial statements are an integral part of these consolidated statements of cash flows.

     ENERGY EXPLORATION TECHNOLOGIES INC
Consolidated Statements of Shareholders' Equity
(Unaudited) (Expressed in Canadian dollars except share data)

	For the three months ended	For the year ended
	March 31, 2008	December 31, 2007
Common Shares
Balance at the beginning of the period	$50,329,611	$46,310,939
Issued upon exercise of stock options	129,558	3,497,476
Issued through conversion of debentures	-	246,219
Shares issued for services	44,396	274,977
Balance at end of the period	50,503,565	50,329,611
Preferred Shares
Balance at the beginning of the period and end of the period	3,489,000	3,489,000
Contributed Capital
Balance at the beginning of the period	3,416,207	3,605,585
Fair market value of options and warrants	136,884	988,664
Contributed capital transferred to common shares pursuant to exercising of
options and warrants	(45,957)	(1,178,042)
Balance at end of the period	3,507,134	3,416,207
Deficit
Balance at the beginning of the period	(51,561,879)	(51,912,311)
Net loss for the period	(711,877)	350,432
Balance at end of the period	(52,273,756)	(51,561,879)
Accumulated Other Comprehensive Income
Balance at the beginning and end of the period	171,020	171,020
Total Shareholders' Equity end of period	$5,396,963	$5,843,959

     The accompanying notes to the consolidated financial statements are an integral part of the condensed consolidated statements of shareholder's equity.

     ENERGY EXPLORATION TECHNOLOGIES INC
Notes to the Consolidated Financial Statements
For the three month period ended and as at March 31, 2008
(Unaudited) (Expressed in Canadian dollars unless otherwise stated)

1. Organization and Ability to Continue Operations

Energy Exploration Technologies Inc. ("we", "Company" or "NXT" ) was incorporated under the laws of the State of Nevada on September 27, 1994. NXT was continued from the State of Nevada to the Province of Alberta, Canada on October 24, 2003. The shareholders voted on and approved this change which moved the jurisdiction of incorporation from the U.S. to Canada.

We own a proprietary technology called Stress Field Detection (“SFD”). SFD is a remote sensing airborne survey system that is designed to identify areas with oil and natural gas production potential. This technology was acquired from its current CEO and President on December 31, 2005 following a ten year period wherein the Company controlled the technology through a series of licensing agreements. For the ten year period prior to 2006 the Company had engaged in extensive activities that were effective in developing the technology to a stage wherein SFD was both technically ready and had the required industry validation to embark on the commercial phase of the Company. These early activities included conducting SFD surveys for oil and gas industry partners on a cost recovery basis and participating as a joint venture partner in SFD identified exploration wells. By December 31, 2005 the company had generated approximately $47.6 million of accumulated deficits in conducting these activities.

In 2006 the Company commenced commercial operations with the objective of generating net income through a business model of providing SFD survey services on a fee-for-service basis. Substantially all other oil and gas exploration activities were discontinued at this time. For the year ended December 31, 2006 the Company was successful in completing its first fee-for-service SFD survey, earning survey revenue of $1,200,000 and generating a net loss of $4,274,105. For the year ended December 31, 2007 our survey revenue increased to $5,608,432 and we generated net income of $350,432 and generated cash from operating activities of $3,854,084.

For the three months ended March 31, 2008 the Company had a net loss of $711,877 and used $219,322 of cash in operating activities. No revenue from SFD survey services was recognized in the quarter. SFD survey services were invoiced for a value of $1,220,940 in the quarter in respect to a contract with multiple deliverables. This contract was completed in the second quarter and accordingly the full value of the contract, in the amount of $1,744,470, will be recognized in the second quarter.

The Company is in the early stage of commercializing its SFD technology. Its ability to generate cash flow from operations will depend on its ability to service its existing clients and develop new clients for its SFD services. Management recognizes that this early commercialization phase can last for several years. Consistent with this early stage of commercialization the Company has a significant economic dependency on a few customers. At March 31, 2008 we had amounts outstanding from our largest customer of $1,281,987. This balance outstanding is fully secured by deposits received from this customer that is reflected in the balance sheet as unearned revenue. While the Company is in this early stage of commercialization the Company’s financial position is materially impacted by the loss or gain of any one customer.

The Company anticipates generating both net income and cash from operations in future years with this business model; however this outcome cannot be predicted with certainty at this time. The Company has an extensive prior history of generating net losses. These consolidated financial statements do not include any adjustments to amounts and classifications of assets and liabilities that may be necessary should we be unable generate sufficient net income and cash from operations in future years in order to continue as a going concern.

2. Significant Accounting Policies

Basis of Presentation

These interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles of the United States of America in accordance with the same accounting policies and methods used in preparing the consolidated financial statements for the fiscal year ended December 31, 2007. These interim statements should be read in conjunction with the 2007 annual consolidated financial statements as they contain disclosure which is supplemental to our annual consolidated financial statements and accordingly certain disclosure normally required for annual financial statements has been condensed or omitted.

In the year ended and as at December 31, 2007, the Company's Canadian dollar functional currency financial statements were translated into United States dollars for reporting purposes. As of January 1, 2008 the Company commenced reporting its financial statements in its Canadian dollar functional currency. The Canadian dollar was adopted for reporting purposes in 2008 as all our operations are now located in Canada.

For periods prior to 2007, when the functional currency of the Company was the U.S. dollar, assets and liabilities were translated from the U.S. dollar functional currency to the Canadian dollar using period end exchange rates. The statements of operations and cash flows were translated at period average exchange rates. Any difference was recorded as an adjustment to accumulated other comprehensive income. At January 1, 2008 $171,020 was recorded as an adjustment to accumulated other comprehensive income.

Earnings per Share

Per unit amounts are calculated using the weighted average number of shares outstanding. The Company follows the treasury stock method to determine dilutive effect of options and warrants and the as "if converted" method for preferred shares. Under the treasury stock method, only "in-the-money" dilutive instruments impact the diluted calculations. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method.

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements”. Statement No. 157 provides a common definition of fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. However, this Statement does not require any new fair value measurements. Statement No. 157 is effective for fiscal years beginning after November 15, 2007. The adoption of this standard did not impact the financial position, results of operation or cash flow of the Company.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115 .” This pronouncement permits entities to use the fair value method to measure certain financial assets and liabilities by electing an irrevocable option to use the fair value method at specified election dates. After election of the option, subsequent changes in fair value would result in the recognition of unrealized gains or losses as period costs during the period the change occurred. SFAS No. 159 becomes effective as of the beginning of the first fiscal year that begins after November 15, 2007, with early adoption permitted. However, entities may not retroactively apply the provisions of SFAS No. 159 to fiscal years preceding the date of adoption. The adoption of this standard did not impact the financial position, results of operation or cash flow of the Company.

SFAS No. 141(R) replaces SFAS No. 141, Business Combinations . SFAS No. 141(R) retains the fundamental requirements of SFAS No. 141 that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination, with the objective of improving the relevance and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. The requirements of this standard are not anticipated to have a material impact on the results of the Company.

SFAS No. 160 clarifies the classification of non-controlling interests in consolidated statements of financial position and the accounting for and reporting of transactions between the reporting entity and holders of such non-controlling interests. The Company does not have non-controlling interests and therefore is not affected by the changes resulting from this standard.

SFAS No. 161, which amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, requires companies with derivative instruments to disclose information about how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS 133, and how derivative instruments and related hedged items affect a company’s financial position, financial performance, and cash flows. The required disclosures include the fair value of derivative instruments and their gains or losses in tabular format, information about credit-risk-related contingent features in derivative agreements, counterparty credit risk, and the company’s strategies and objectives for using derivative instruments. SFAS 161 is effective prospectively for periods beginning on or after November 15, 2008. We are currently evaluating the impact that SFAS No. 161 may have on our financial statement disclosures.

3. Note Payable

As at March 31, 2007 the Company had an unsecured loan outstanding in the amount of $194,981 (Nil - Q1 2008) due to our President, CEO and Director. During the first three months of 2007 the Company was charged $3,675 of interest expense. The loan was repaid including principal and accrued interest on December 20, 2007.

4. Other Accrued Liabilities

	For the three months ended	For the year ended
	March 31, 2008	December 31, 2007
Accrued legal and accounting	$213,158	$186,311
Accrued commission on sales	20,172	64,568
Other	170	77,632
	$233,500	$328,511

The accrued commission on sales, as per agreement, are satisfied through the issuance of common shares based upon the fair market value of the Company's common shares on the date when the accounts receivable related to the commission is paid. In the first quarter of 2008 the Company issued 9,205 shares to settle $44,396 in commission liability. Shares will be issued for the remaining commission obligation of $20,172 when the required conditions of the agreement have been satisfied.

5. Common Shares

The following table provides a continuity of common shares and value since December 31, 2007.

	Common Shares
	Shares	Amount
As at December 31, 2007	29,713,381	$50,329,611
Transactions during the three months ended March 31, 2008
• Issued to discharge accrued liabilities outstanding as at December 31, 2007.	9,205	44,396
• Issued on exercise of options.	190,000	129,558
As at March 31, 2008	29,912,586	$50,503,565

Reconciliation of Earnings per Share Calculations

For the three months ended March 31, 2008

		Weighted Average
	Net Loss	Shares Outstanding	Per Unit
Basic and diluted	$(711,877)	29,787,218	$(0.02)

For the three months ended March 31, 2007

		Weighted Average
	Net Loss	Shares Outstanding	Per Unit
Basic and diluted	$(880,881)	27,371,109	$(0.03)

All options, warrants and preferred shares were excluded from the diluted earnings per share calculation for the periods ended March 31, 2008 and 2007 as they were antidilutive.

6. Convertible Debentures

During 2005 we closed United States dollar denominated private placement bridge-financing contracts. Pursuant to these contracts the Company issued financial instruments that converted automatically into U.S. $1,955,342 of debentures and 1,989,265 warrants in exchange for cash proceeds of U.S. $1,649,764 (net of commission paid of U.S. $24,928) and the conversion of note payable and accrued interest of U.S. $280,650 for aggregate net proceeds of U.S. $1,930,414. The debentures were all converted into common shares in 2006 and 2007.

The value of the convertible debenture and the conversion feature as at March 31, 2008 and December 31, 2007 are as follows:

	For the three months ended	For the year ended
	March 31, 2008	December 31, 2007
Debenture carrying value, registration penalty and accrued interest at beginning of period	$178,540	$663,294
Expense including interest, registration penalty and foreign exchange adjustment	-	24,883
Converted to common shares	-	(165,813)
Registration penalty paid	(178,540)	(343,824)
Debenture carrying value, registration penalty and accrued interest at end of period	$-	$178,540
Conversion feature carrying value at beginning of period	$-	$80,406
Converted to common shares	-	(80,406)
Carrying amount of the conversion feature at end of period	$-	$-

7. Employee, Directors and Contractor Options

We have summarized below all outstanding options under the Plans as of March 31, 2008:

			Weighted average		Weighted average
			exercise price of		exercise price of
	Range of exercise prices in U.S. dollars	Outstanding options	outstanding options	Options exercisable	exercisable options
	Under $0.50	86,667	$0.43	86,667	$0.43
	$0.50 - $0.99	341,741	$0.73	258,408	$0.69
	$1.00 - $1.99	1,172,963	$1.44	560,630	$1.38
	$2.00 - $3.99	212,000	$2.22	155,000	$2.19
Over $	4.00	300,000	$4.90	-	$-
		2,113,371	$1.85	1,060,705	$1.25

		Weighted average
		remaining contractual
	Range of exercise prices in U.S. dollars	life (years)
	Under $0.50	0.8
	$0.50 - $0.99	2.4
	$1.00 - $1.99	3.3
	$2.00 - $3.99	2.4
Over $	4.00	4.7
		3.1

	For the three months ended March 31, 2008		For the year ended December 31, 2007
		Weighted average		Weighted average
Exercise prices in U. S. dollars	# of options	exercise price	# of options	exercise price
Outstanding at beginning of period	2,348,371	$1.72	1,588,205	$1.15
Granted	35,000	$3.29	1,220,500	$2.32
Forfeited	(80,000)	$2.15	(197,334)	$1.57
Exercised	(190,000)	$0.44	(263,000)	$1.14
Options outstanding as at end of period	2,113,371	$1.85	2,348,371	$1.72
Exercisable as at end of period	1,060,705	$1.25	1,014,538	$1.14

Unvested options outstanding as of March 31, 2008 and December 31, 2007 vest over the three year period starting from the date of grant dependant on the continued provision of services. The options vest one-third at the end of each of the first three years following the grant date. Options generally lapse, if unexercised, five years from the date of vesting.

Compensation Expense Associated with Grant of Options

The grant date fair value is calculated in U. S. dollars using the Black Scholes option valuation model utilizing the following weighted average assumptions:

	For the three months ended	For the year ended
	March 31, 2008	December 31, 2007
Expected dividends paid per common share	Nil	Nil
Expected life (years)	3	3
Expected volatility in the price of common shares (%)	84%	65%
Risk free interest rate (%)	4%	4%
Weighted average grant date fair market value per share	$1.85	$1.96
Intrinsic value of options exercised	$2.46	$2.87

As of March 31, 2008 and December 31, 2007 there was $1,160,183 and $1,232,097 respectively of total unrecognized compensation cost related to non-vested share-based compensation awards granted under the stock option plans. This cost will be recognized over the remaining vesting period.

8. Warrants

	For the three months ended March 31, 2008		For the year ended December 31, 2007
		Weighted average		Weighted average
Exercise prices in U. S. dollars	# of warrants	exercise price	# of warrants	exercise price
Outstanding as at beginning of the period	2,776,560	$1.96	4,615,825	$1.54
Issued for services	-	-	150,000	$2.20
Exercised	-	-	(1,989,265)	$1.00
Expired	-	-	-	$-
Outstanding as at end of the period	2,776,560	$1.96	2,776,560	$1.96

	As at March 31, 2008		As at December 31, 2007
		Weighted average		Weighted average
	Outstanding	remaining contractual		remaining contractual life
Exercise prices in U. S. dollars	warrants	life (years)	Outstanding warrants	(years)
$1.60	350,000	0.1	350,000	0.3
$2.00	2,276,560	0.1	2,276,560	0.3
$2.20	150,000	1.8	150,000	2.0
	2,776,560	0.2	2,776,560	0.4

All warrants are fully exercisable as at March 31, 2008.

Subsequent to March 31, 2008 640,543 warrants were exercised generating U.S. $1,281,086 in cash and 1,834,257 warrants expired. As at May 21, 2008 301,760 warrants are outstanding which, if exercised, will generate total proceeds of $633,520.

9. Related Party Transactions

Summarized below is information concerning related party transactions and balances not disclosed elsewhere in these consolidated financial statements for the three months ended March 31, 2008 and 2007.

A Director of NXT is also an officer for one of our SFD survey clients. In the three months ended March 31, 2007 we received $300,000 from this client in payment for accounts receivable outstanding at December 31, 2006.

30,000 shares were issued to a director pursuant to the exercise of options at a strike price of U.S. $0.14 in the first quarter of 2008.

10. Commitments and Contingencies

In May 2008 we entered into a revised lease agreement for expanded office space in our current location. The original lease was for a six year term beginning November 1, 2006 and ending October 31, 2012. The amended lease is effective June 1, 2008 and ends October 31, 2012. The minimum sublease payments will be $29,483 per month beginning June 1, 2008 and $30,729 per month for the final three years of the lease. The letter of credit obligation expired and was not reissued for the benefit of the landlord.

On November 27, 2002 we were served a Statement of Claim. The plaintiff alleges that NXT failed to pay him compensation of $74,750, plus interest, under a consulting agreement and further alleges that NXT, without lawful justification, obstructed him from trading his shares of NXT. On December 10, 2002 we filed our Statement of Defense. The plaintive is a past President and director of NXT. We believe the claim against us is contentious because of the ambiguity of the arrangements and we are defending ourselves against the claim.

On March 18, 2003 we were served a Statement of Claim naming NXT and others as defendants. The plaintiffs allege that the defendants were negligent and in breach of a ferry flight contract under which an aircraft was to be delivered to Greece. The aircraft crashed enroute. The Plaintiffs are seeking, among other things, damages in the amount of Cdn. $450,000 or loss and damages to the aircraft and cargo, and damages in respect to search and rescue expenses, salvage, storage, transportation expenses and pollution and contamination expenses. NXT was not party to the Ferry Flight Contract. The outcome of the claim is not determinable. Management believes the claim is without merit and we intend to defend ourselves against the claim.

11. Comparative Figures

Certain amounts in the consolidated financial statements have been reclassified in the comparative periods to conform to the current year's presentation. All comparative periods have been converted from the Company's prior reporting currency, the U.S. dollar, to the current reporting and functional currency the Canadian dollar.

12. Subsequent Event

Subsequent to the quarter end, the Company refunded $400,777 of deposits that had been recorded as unearned revenue at March 31, 2008.